May 5, 2006

      Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

VANCOUVER, British Columbia, May 5, 2006 – The Company has been informed today that a private investment company, Rosewood Investment LLC has finalized the transaction of acquiring over ten percent of the outstanding shares in Stream Communications Network & Media, Inc. from Mr. Edward Mazur.

A Rosewood Investments LLC representative commented, “The fast growing broadband sector in Poland offers lucrative investment opportunities and Rosewood Investments is excited about Stream Communications’ role and involvement in this fast growing sector.  The consolidation of cable and Internet markets in Poland, introduction of new technologies and increasing efficiency in operations are the top priorities which current management is focusing on. Rosewood Investment LLC fully supports current managements’ efforts to strengthen Stream’s core business and market share, reduce costs throughout the Company and bring forward initiatives to increase market share and brand recognition.”

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

Contact Information

Corporate Inquiries:

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

www.agoracom.com/IR/StreamCommunications

e-mail: mike.young@streamcn.com

SCNWF@Agoracom.com

www.streamcn.com